Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods presented under IFRS.

	Nine Months Ended September 30,		Year Ended December 31,
	2008 EUR	2007 EUR	2007 EUR	2006 EUR	2005 EUR	2004 EUR	2003 EUR
Earnings
Profit before tax and discontinued operations	469.0	414.9	604.5	670.6	603.4	557.7	482.4
Add fixed charges	210.9	256.8	331.5	373.1	392.8	378.2	391.1
Subtract capitalized interest	(2.5)	(2.5)	(3.2)	(2.9)	(3.1)	(1.8)	(2.8)
Earnings	677.4	669.2	932.8	1,040.8	993.1	934.1	870.7

Fixed Charges
Interest expensed and capitalized	147.5	181.7	234.9	278.9	303.4	290.9	305.3
Add amortized premiums, discounts and capitalized expenses related to indebtedness	4.7	13.2	14.7	9.9	10.3	7.9	3.8
Add estimate of the interest within rental expense	58.7	61.9	81.9	84.3	79.1	79.4	82.0
Fixed charges	210.9	256.8	331.5	373.1	392.8	378.2	391.1

Ratio of earnings to fixed charges	3.21x	2.61x	2.81x	2.79x	2.53x	2.47x	2.23x